Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4) for the registration of $800 million of senior notes and to the incorporation by reference therein of our reports dated February 28, 2012, with respect to the consolidated financial statements of Kodiak Oil & Gas Corp. as of December 31, 2011 and the year then ended, and the effectiveness of internal control over financial reporting of Kodiak Oil & Gas Corp. as of December 31, 2011 included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
October 8, 2012